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                                                     GLOBAL MARKETS & INVESTMENT
                                                     BANKING

                                                     4 WORLD FINANCIAL CENTER -
                                                     5TH FLOOR
(MERRILL LYNCH LOGO)                                 NEW YORK, NEW YORK 10080

                                                     212-449-6500



                                                     March 21, 2005



Dominic Minore, Esq.
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Pioneer Floating Rate Trust (the "Fund")
      Form N-2 Registration Statement No. 333-121930
      Investment Company Act File No. 811-21654

Dear Mr. Minore:

      Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), we, on behalf of the several underwriters, wish to advise you that distribution of the amended Registration Statement, Form N-2 as filed on March 21, 2005, and Preliminary Prospectus dated March 18, 2005, will be distributed during the period March 21, 2005 through March 23, 2005, as follows: approximately 350 copies of the Preliminary Prospectus and a limited number of Registration Statements have or will be sent to underwriters, dealers and institutions.

      In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, on behalf of the underwriters of the offering of up to 3,130 auction market preferred shares of the Fund, Series M7, 3,125 auction market preferred shares of the Fund, Series W7, and 3,125 auction market preferred shares of the Fund, Series TH7, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time on March 23, 2005, or as soon as possible thereafter.

                                       Very truly yours,

                                       MERRILL LYNCH & CO.
                                       MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                   INCORPORATED


                                       /s/ Michele Allong
                                       -----------------------------------------
                                       Name:  Michele Allong
                                       Title: Authorized Signatory